Apricus Biosciences, Inc.
11975 El Manino Real, Suite 300
San Diego, CA 92130

November 16, 2018

VIA EDGAR

Jeffrey Gabor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Apricus Biosciences, Inc.
Registration Statement on Form S-4
Filed August 31, 2018 (as amended October 24, 2018 and
November 16, 2018)
File No. 333-227166

Dear Mr. Gabor:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Apricus Biosciences, Inc., respectfully requests that the effective date of the Registration Statement on Form S-4 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on November 20, 2018, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Anthony A. Gostanian, Esq. of Latham & Watkins LLP at (858) 523-3969. Thank you for your assistance and cooperation in this matter.

Very truly yours,

APRICUS BIOSCIENCES, INC.

By:      /s/ Richard W. Pascoe
Richard W. Pascoe
Chief Executive Officer

cc:    Matthew T. Bush, Esq., Latham & Watkins LLP
Anthony A. Gostanian, Esq., Latham & Watkins LLP